Exhibit 3.1

AMENDMENT

TO THE

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

KERNEL GROUP HOLDINGS, INC.

“RESOLVED, as a special resolution, that the Amended and Restated Articles of Association of the Company be amended by the deletion of the existing definition of section 49.7 in its entirety and the insertion of the following language in its place:

The Company will have 24 months from the consummation of the IPO to consummate a Business Combination. If the Directors anticipate that the Company may not be able to consummate a Business Combination within 24 months from consummation of the IPO, the Sponsor or its affiliates or designees may, but are not obligated to, extend the period of time to consummate a Business Combination six times by an additional month each time until August 5, 2024, unless the closing of a Business Combination shall have occurred. In the event that the Company receives notice from our Sponsor or its affiliates or designees five days prior to the applicable deadline of its intent to effect an extension, the Company will issue a press release announcing such intention at least three days prior to the applicable deadline. Neither the Sponsor nor its affiliates or designees are obligated to fund the trust account to extend the time for the Company to complete the Business Combination.”